NYSE
AN ICE EXCHANGE

February 23, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, par value $0.01 per share, of the following series of Invesco Exchange-Traded Fund Trust II, under the Exchange Act of 1934:

- Invesco MSCI Treasury Duration Rotation ETF
- Invesco U.S. Hybrid Bond ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com